Exhibit 99.1

Sinovac to Host Conference Call to Report Third Quarter 2015 Unaudited Financial Results

BEIJING, Nov. 2, 2015 /PRNewswire/ -- Sinovac Biotech Ltd. (Nasdaq: SVA), a leading provider of biopharmaceutical products in China, today announced that it will release its unaudited financial results for the third quarter, ended September 30, 2015, after the market closes on Wednesday, November 11, 2015. The Company will host a conference call on Thursday, November 12, 2015, at 8:00 a.m. EST (Thursday, November 12, 2015 at 9:00 p.m. China Standard Time) to review the Company's financial results and provide an update on recent corporate developments.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing, and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), mumps and canine rabies. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. Sinovac has filed a new drug application with the China Food & Drug Administration for its proprietary enterovirus 71 vaccine, having been proven effective in preventing hand, foot and mouth disease in infants and children during its Phase III clinical trial. The Company is currently developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to Mexico, Mongolia, Nepal, and the Philippines, and was recently granted a license to commercialize its hepatitis A vaccine in Chile. For more information, please visit the Company's website at www.sinovac.com.